DC

Act: 1933
Section: 5(a)
Rule:
Public
Availability: 8/30/2004

No Act

August 30, 2004

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Peninsular & Oriental Steam Navigation Company ("P&O")
Incoming letter dated August 27, 2004

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that the Sharesave Plan involves no offers or sales of securities to employees in the United States, P&O conducts the plan as described in your letter without registration under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement action and does not express any legal conclusion on the question presented.

04042056

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

835536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2004

Mail Stop 4-2

Morris N. Simkin
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166-4193

RE: Peninsular & Oriental Steam Navigation Company

Dear Mr. Simkin:

In regard to your letter of August 27, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

WINSTON & STRAWN LLP

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

CITY POINT
1 ROPEMAKER STREET
LONDON, EC2Y 9HT

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

(212) 294-6700

FACSIMILE (212) 294-4700

www.winston.com

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502

MORRIS N. SIMKIN
(212) 294-4795
msimkin@winston.com

August 27, 2004

Securities Act of 1933 Section 2(a)(3)
Securities Act of 1933 Section 5(a)

VIA E-MAIL (cfletters@sec.gov)
AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Peninsular & Oriental Steam Navigation Company

Ladies and Gentlemen:

We are writing on behalf of Peninsular & Oriental Steam Navigation Company ("P&O"), a corporation organized under a Royal Charter in the United Kingdom. As more fully described below, it is our opinion that:

1. The offer and grant of Share Appreciation Rights ("SAR") to employees of wholly owned and majority owned subsidiaries of P&O in the United States ("P&O Company" and in the aggregate "P&O Companies") is not a sale or offer to sell a security within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended (Securities Act"); and

2. The issuance of shares of P&O Deferred Stock, as hereinafter defined, to employees of P&O Companies upon their exercise of the SAR is not a sale or offer to sell a security within the meaning of Section 2(a)(3) of the Securities Act.

This letter is to request your advice that as described herein, that you will not recommend enforcement action to the Commission in connection with the offer of SAR to employees of the P&O Companies and in connection with the issuance of shares of P&O Deferred Stock to employees of P&O Companies upon their exercise of an SAR.

Background

P&O was organized in the United Kingdom in 1837 and incorporated under a Royal Charter granted in 1840. It is one of the world's largest logistics and transport companies. Among other things, it develops container ports, operates terminals at ports, provides ferry services and, provides cold logistics services. P&O has three classes of issued and outstanding equity securities - Deferred Stock, Preferred Stock and 5.5% Redeemable Non-cumulative Preferred. The P&O Deferred Stock is the equivalent of a U. S. corporation's common stock. The Deferred Stock is listed on the London Stock Exchange. P&O has submitted to the Securities and Exchange Commission ("Commission") the information called for under Securities Exchange Act Rule 12g3-2(b) (File No. 82 - 2003). American Depositary Receipts for Deferred Stock ("ADRs"), sponsored by P&O, have been registered with the Commission under the Securities Act, on Form F-6 (File Number 33-22639). The ADRs are quoted in the "pink sheets".

At the May 2004 annual meeting, P&O shareholders approved a Sharesave Plan to offer periodically SARs to employees outside of the United Kingdom. The first SAR offer under the 2004 Sharesave Plan to employees of the P&O Companies in the United States will be made on August 31, 2004. There are some 1200 employees of these P&O Companies.

Employees in the United States who have been employed by a P&O Company for one year or more will be offered the opportunity to subscribe to the Sharesave Plan. The participating employee shall execute a Subscription Agreement to deposit monthly for 36 months an amount selected by the employee equal to the U. S. Dollar equivalent of between Five British Pounds and Two Hundred and Fifty British Pounds, at an exchange ratio of British Pounds to U.S. Dollars determined in advance of the initial subscription date and disclosed to the employee before completion of the Subscription Agreement.[1] The deposit will be made into a savings account established in the name of the P&O Company employee with a bank chartered in the United States the deposits of which are insured by the Federal Deposit Insurance Corporation selected by the P&O Companies. There will be no affiliation between P&O and the bank, and P&O will own less than 5% of any class of securities issued by that bank or its affiliates. (Hereafter, deposits into the savings account, are referred to as "Deposits" and the savings accounts are referred to as "Accounts".) The employer of the subscribing employee will deduct this amount from the employee's pay, will forward to the bank the total deduction for all of its employees under the Sharesave Plan together with a list of the employees, their account numbers and the amount the bank is to credit to each employee's Account. The bank will credit each employee's account with the amount deducted by the P&O Company from that employee's compensation. The bank will maintain each Account in the name of, and subject to the direction of, the participating P&O Company employee.

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1 Recent exchange rates are $1.87339 equals one British Pound. Using this exchange rate P&O Company employees will subscribe for monthly payments between $9.37 and $468.35.

P&O will calculate the anticipated total deposit by a participating employee under the Subscription Agreement. P&O will determine the closing price of its Deferred Stock on the London Stock Exchange on a date in advance of the Sharesave Plan commencement date, currently expected to be August 27, 2004, and disclosed to the P&O employees. P&O will deduct fifteen percent off that closing price and divide the resulting number into the total amount of the scheduled Deposits by the participating employee[2]. P&O will award the subscribing employee a SAR for that number of shares, ignoring any fractional shares resulting from the computation. Information about the Sharesave Plan will not be distributed to employees of the P&O Companies until August 31, 2004, and no acceptance of offers to participate will be made until September 30, 2004.

After completion of the 36-month subscription period, the subscribing employee may exercise the SAR. The employee will receive a number of shares of P&O Deferred Stock equal to the appreciation in market price from the price disclosed as of the Sharesave Plan commencement date on the number of shares covered in the SAR divided by the closing price of P&O Deferred Stock at the close of trading on the London Stock Exchange on the last business day of the thirty-sixth month from the Sharesave Plan commencement date.

By way of example: Assume the employee's total Deposits (in United States Dollars) aggregate $3,600; and the closing price of P&O Deferred Stock on the price determination date is $7.06. The employee would be awarded an SAR for 600 shares ($7.06 minus 15% equals $6.00; $3,600 divided by $6.00 equals 600). Assume that on the completion of the subscription period, the closing price of P&O Deferred Stock is $10.00, the employee exercising the SAR would receive 240 shares of P&O Deferred Stock ($10.00 minus the base of $6.00 equals $4.00; this is multiplied by the 600 shares in the SAR ($2,400) and is divided by the closing price ($10.00) for a total of 240 shares). In addition, the employee would receive the total amount deposited into the savings account with the interest earned thereon.

P&O will bear the costs of establishing and operating the Sharesave Plan, and the costs of establishing and making Deposits onto the Accounts. P&O will administer the Sharesave Plan and transfer funds and records to the bank for the Deposits at its own cost and without charge to the participating employees. In addition, P&O will arrange, at its expense, for a depositary in the United Kingdom to hold the shares of P&O Deferred Stock issued upon exercise of the SAR for and in the name of the employee. The depositary will follow the directions of the employee either to sell the shares on the London Stock Exchange, hold the shares or cause a certificate to be issued to the employee for the covered shares with appropriate legends reflecting its status as restricted stock under the Securities Act.[3] In the case of a sale by an employee, the employee will pay the usual and customary commissions, fees and taxes. Because the certificates issued for the Deferred Stock received under the P&O Sharesave Plan will be restricted they may not be

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2 Under United Kingdom law, in case of Deposits into a savings account with a fixed rate of interest, anticipated interest earnings may be included in this amount.

3 No opinion under the Securities Act is expressed herein and no no-action request is made with respect to sales on the London Stock Exchange by P&O employees of P&O Deferred Stock received upon exercise of an SAR.

exchanged for the ADRs for the Deferred Stock and could not be easily resold in the United States.

An employee may at any time withdraw all or some of the Deposits. Such a withdrawal constitutes a voluntary termination of the SAR by the employee. An employee who resigns from employment with a P&O Company ceases to participate in the Sharesave Plan and may withdraw the Deposits, but will have no right to receive any shares of Deferred Stock. An employee who takes an unpaid leave of absence due to pregnancy or military leave may continue to participate in the Sharesave Plan so long as by the end of the 36-month period the employee has made Deposits into Account equal to the aggregate subscription amount.

Employees who are terminated by reason of redundancy, injury or disability will have the right, within six months of termination of employment, to exercise their SAR. The executors of employees who die during the subscription period will have the right, for six months after the date of death, to exercise the SAR. In each case, the amount of Deferred Stock available to them will be calculated as follows: The number of shares of Deferred Stock in the SAR will be multiplied by a fraction, the numerator of which is the number of months the employee participated in the Sharesave Plan and the denominator of which is 36. This number will be multiplied by the appreciation, if any, in the price of the P&O Deferred Stock on the date of death or termination over the price on the Sharesave Plan commencement. That product will be divided by the closing price of the Deferred Stock on the date of death or termination. In either case, these employees -- deceased or terminated -- will receive the total of his/her Deposits.

An employee's decision to participate in the Sharesave Plan and the amount the employee will deposit pursuant to the Subscription Agreement, within the minimum and maximum limits of the Sharesave Plan, are voluntary decisions of the employee. Once an employee has subscribed the employee may terminate that subscription at any time up to and through expiration of the subscription period and receive the total of his/her Deposits in the Accounts plus interest earned thereon. If an employee exercises his/her SAR rights, stock certificates for the P&O Deferred Stock due will be issued, and the employee will receive back the total Deposits made into the Accounts plus interest earned thereon. The employee pays none of the costs to establish and operate the Sharesave Plan. The employee only pays the customary and usual commissions, fees and taxes when the Deferred Stock is sold and taxes on the interest earned on Deposits in the savings account.

Discussion

Section 2(a)(3) and Section 5 of the Securities Act

Under the P&O Sharesave Plan employees in the United States will make no payments to P&O, to a P&O Company or to any one else for the shares of Deferred Stock to be issued upon exercise of the SAR. All payments of money by an employee will be deposited into the Account that is maintained in the name of that employee. Upon exercise of the SAR or upon earlier termination of employment or withdrawal by the employee from the Sharesave Plan the employee will receive back the total of the Deposits made for the employee's Account plus interest earned thereon. In any event, the employee or the employee's estate, in the case of death, will receive the money withheld from the employee's pay by a P&O Company. This element of the Sharesave Plan is a forced savings plan for the employee for 36 months.

Securities Act Section 2(a)(3) defines "sale" and "offer for sale" as every contract of sale or disposition of a security... for value. No value is given by the employee to P&O under the P&O Sharesave Plan. Securities Act Release No. 6188 (February 1, 1980) ("Release 6188") sets forth the views of the Commission regarding the application of the registration requirements of the Securities Act to shares of stock issued under employee stock bonus plans. As is the case with the P&O Sharesave Plan, the Commission stated that where an employer awards shares of its stock to covered employees at no direct cost to the covered employees no registration is required because there is no "sale". Further the interests of employees in such a plan have not been subjected to registration.

The staff has granted four no action letters, Fisons plc, p. a. October 22, 1990, Thorn EMI plc, p. a. March 18, 1992, Guinness plc, p. a. April 9, 1993 and Compass Group PLC, p. a. May 13, 1999, applying Release 6188 to savings plans substantially similar to the P&O Sharesave Plan. In each of these four no action letters the staff advised it would recommend no enforcement action to the Commission if the plan and the stock issued pursuant to the plan were not registered under the Securities Act.

Each of the four no action letters involved a company organized under the laws of the United Kingdom. Each of the companies had established a Sharesave Plan under the laws of the United Kingdom and wanted to offer that plan to employees of their subsidiaries in the United States. However, Guinness plc wanted to offer that plan not only to employees of its subsidiaries, but also to employees of a joint venture in which it owned 50%.

All four no action letters involved a requirement that participating employees save money in an amount agreed to by the employee in a savings account (or in a money market fund in the case of Fisons plc) by making equal periodic deposits that were withdrawn from their pay for a specified period of time. After calculating the anticipated savings by an employee the company would issue share appreciation rights on the company's stock based upon a discount from the closing price of the company's stock on the commencement date of the Sharesave Plan. Upon expiration of the stated period the company would issue to the employee a number of shares equal to the appreciation in value of the company's stock from the date of the Sharesave Plan's commencement to the closing date using a formula substantially similar to that to be used in the P&O Sharesave Plan. Further, the employees could withdraw the money deposited into their savings account and the interest earned thereon or redeem the shares of the money market fund bought with their allocation.

In all four no action letters employees could withdraw from the Sharesave Plan at any time by ceasing to make deposits into the savings account, withdrawing money from the savings account or leaving the company's employ. A withdrawing employee would be entitled to receive all money deposited into his/her savings account together with the interest earned thereon.

In all four no action letters the company bore all costs associated with the Sharesave Plan.

In light of the foregoing, it is our opinion that offering interests to U.S. employees of the P&O Companies in the P&O Sharesave Plan, the granting of SARs to P&O Company employees and the issuing of shares of P&O Deferred Stock pursuant to the P&O Sharesave Plan are not offers or sales of securities under Section 2(a)(3) of the Securities Act, and the Sharesave Plan and the securities issued with respect thereto are not subject to the registration requirements of Section 5 the Securities Act.

If you have any questions or wish additional information please feel free to contact the undersigned. If you determine that you are unable to grant the "no action" relief requested, we specifically ask that you contact the undersigned prior to transmittal of your response.

Pursuant to Securities Act Release No. 6269 (December 5, 1980) we are enclosing seven (7) copies of this letter.

Very truly yours,

Morris N. Simkin

MNS:nr
Enclosures